B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2018	2017

Gold revenue	$344,288	$146,256

Cost of sales
Production costs	(122,298)	(67,047)
Depreciation and depletion	(81,248)	(36,381)
Royalties and production taxes	(21,162)	(5,762)
Total cost of sales	(224,708)	(109,190)

Gross profit	119,580	37,066

General and administrative	(12,018)	(7,381)
Share-based payments (Note 9)	(3,994)	(1,601)
Impairment of long-lived assets (Note 6)	(18,186)	—
Write-down of mineral property interests	—	(1,439)
Provision for non-recoverable input taxes	(556)	(578)
Foreign exchange (losses) gains	(367)	319
Other	(961)	(959)
Operating income	83,498	25,427

Unrealized gain (loss) on fair value of convertible notes (Note 8)	11,214	(14,456)
Community relations	(1,343)	(1,580)
Interest and financing expense	(8,305)	(2,133)
Realized gains (losses) on derivative instruments	923	(448)
Unrealized gains (losses) on derivative instruments	2,105	(5,337)
Write-down of long-term investments (Note 5)	—	(883)
Other	(133)	(189)
Income before taxes	87,959	401

Current income tax, withholding and other taxes expense (Note 13)	(39,479)	(4,760)
Deferred income tax recovery (expense) (Note 13)	8,948	(198)
Net income (loss) for the period	$57,428	$(4,557)

Attributable to:
Shareholders of the Company	$56,482	$(5,499)
Non-controlling interests	946	942
Net income (loss) for the period	$57,428	$(4,557)

Earnings (loss) per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.06	$(0.01)
Diluted	$0.04	$(0.01)

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	982,160	970,440
Diluted	1,063,532	970,440

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2018	2017

Net income (loss) for the period	$57,428	$(4,557)

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
Impact of change in credit spread on convertible notes (Note 8)	(68)	—
Unrealized (loss) gain on investments, net of deferred tax expense (Note 5)	(2,948)	3,181
Other comprehensive (loss) income for the period	(3,016)	3,181
Total comprehensive income (loss) for the period	$54,412	$(1,376)

Total other comprehensive (loss) income attributable to:
Shareholders of the Company	$(3,016)	$3,181
Non-controlling interests	—	—
	$(3,016)	$3,181

Total comprehensive income (loss) attributable to:
Shareholders of the Company	$53,466	$(2,318)
Non-controlling interests	946	942
	$54,412	$(1,376)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2018	2017
Operating activities
Net income (loss) for the period	$57,428	$(4,557)
Non-cash charges, net (Note 14)	74,717	47,376
Changes in non-cash working capital (Note 14)	13,810	(16,961)
Proceeds from prepaid sales (Note 10)	—	15,000
Changes in long-term value added tax receivables	1,321	(1,259)
Cash provided by operating activities	147,276	39,599

Financing activities
Repayment of credit facility (Note 8)	(75,000)	—
Fekola equipment loan facility, drawdowns net of transaction costs (Note 8)	20,859	26,126
Repayment of Otjikoto equipment loan facility (Note 8)	(2,580)	(2,269)
Masbate equipment loan facility, drawdowns net of transaction costs (Note 8)	4,435	—
Repayments of Masbate equipment loan facility (Note 8)	(437)	—
Repayment of Nicaraguan equipment loans	(425)	(307)
Interest and commitment fees paid	(6,887)	(2,503)
Common shares issued for cash on exercise of stock options (Note 9)	4,875	17,968
Restricted cash movement	(1,418)	(4,286)
Cash (used) provided by financing activities	(56,578)	34,729

Investing activities
Expenditures on mining interests:
Fekola Mine, development and sustaining capital	(21,087)	(67,810)
Otjikoto Mine, development and sustaining capital	(11,376)	(12,552)
Masbate Mine, development and sustaining capital	(11,837)	(14,954)
Libertad Mine, development and sustaining capital	(4,615)	(3,592)
Limon Mine, development and sustaining capital	(5,980)	(3,331)
Gramalote Project, prefeasibility and exploration	(2,436)	(2,585)
Other exploration and development (Note 14)	(13,653)	(11,013)
Other	(15)	(26)
Cash used by investing activities	(70,999)	(115,863)

Increase (decrease) in cash and cash equivalents	19,699	(41,535)

Effect of exchange rate changes on cash and cash equivalents	749	95
Cash and cash equivalents, beginning of period	147,468	144,671
Cash and cash equivalents, end of period	$167,916	$103,231

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2018	As at December 31, 2017
Assets
Current
Cash and cash equivalents	$167,916	$147,468
Accounts receivable, prepaids and other	21,311	20,603
Value-added and other tax receivables	20,565	21,335
Inventories (Note 4)	214,709	206,445
	424,501	395,851

Assets held for sale (Note 6)	10,855	—

Long-term investments (Note 5)	6,796	9,744
Value-added tax receivables	21,768	22,318
Mining interests (Notes 6 and Note 17 - Schedules)
Owned by subsidiaries	2,076,862	2,124,133
Investments in joint ventures	67,644	65,830
Other assets (Note 7)	42,646	39,848
Deferred income taxes	36,559	27,433
	$2,687,631	$2,685,157
Liabilities
Current
Accounts payable and accrued liabilities	$80,902	$95,092
Current income and other taxes payable	62,168	26,448
Current portion of derivative instruments at fair value (Note 11)	2,380	4,952
Current portion of long-term debt (Note 8)	299,070	302,630
Current portion of prepaid sales (Note 10)	63,000	60,000
Current portion of mine restoration provisions	1,819	1,819
Other current liabilities	3,381	3,603
	512,720	494,544
Long-term debt (Note 8)	343,464	399,551
Prepaid sales (Note 10)	12,000	30,000
Mine restoration provisions	93,553	96,627
Deferred income taxes	81,696	81,518
Employee benefits obligation	12,596	14,708
Other long-term liabilities	1,687	1,816
	1,057,716	1,118,764
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 983,236,277 common shares (Dec 31, 2017 – 980,932,908)	2,203,759	2,197,267
Contributed surplus	62,451	60,039
Accumulated other comprehensive loss	(142,788)	(94,294)
Deficit	(508,948)	(610,908)
	1,614,474	1,552,104
Non-controlling interests	15,441	14,289
	1,629,915	1,566,393
	$2,687,631	$2,685,157

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2018
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

IFRS 9 transition adjustment on January 1, 2018 (Note 2)	—	—	—	(45,478)	45,478	—	—
Net income for the period	—	—	—	—	56,482	946	57,428
Impact of change in credit spread on convertible notes (Note 8)	—	—	—	(68)	—	—	(68)
Unrealized loss on investments (Note 5)	—	—	—	(2,948)	—	—	(2,948)
Payments received from non-controlling interests	—	—	—	—	—	206	206
Shares issued on exercise of stock options (Note 9)	2,278	4,467	—	—	—	—	4,467
Shares issued on vesting of RSUs	25	49	(49)	—	—	—	—
Share-based payments (Note 9)	—	—	4,437	—	—	—	4,437
Transfer to share capital on exercise of stock options	—	1,976	(1,976)	—	—	—	—

Balance at March 31, 2018	983,236	$2,203,759	$62,451	$(142,788)	$(508,948)	$15,441	$1,629,915

	2017
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2016	964,892	$2,151,993	$56,191	$(95,435)	$(667,760)	$9,575	$1,454,564

Net (loss) income for the period	—	—	—	—	(5,499)	942	(4,557)
Unrealized gain on investments, net of deferred tax expense	—	—	—	3,181	—	—	3,181
Shares issued on exercise of stock options	8,351	17,968	—	—	—	—	17,968
Shares pending issuance on exercise of stock options	116	171	—	—	—	—	171
Shares issued on vesting of RSUs	87	133	(133)	—	—	—	—
Share-based payments (Note 9)	—	—	1,841	—	—	—	1,841
Transfer to share capital on exercise of stock options	—	10,123	(10,123)	—	—	—	—

Balance at March 31, 2017	973,446	$2,180,388	$47,776	$(92,254)	$(673,259)	$10,517	$1,473,168

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua) and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia, Nicaragua and Finland.

The Company operates the Fekola Mine in Mali, which commenced commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines, and the Libertad Mine and the Limon Mine in Nicaragua. The Company presently has an effective 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB.

Other than as stated below, these condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 8, 2018.

New accounting standards and amendments adopted

The following standards have been adopted as at January 1, 2018 in accordance with the transitional provisions outlined in the respective standards.

IFRS 15 - Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, was adopted on January 1, 2018. The standard introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company evaluated the effect the standard had on its sales recorded in its consolidated financial statements and determined there is no impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. Classification is determined at initial recognition in one of the following categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
	IAS 39	IFRS 9

Financial instruments:
Cash and cash equivalents	Amortized cost	Amortized cost
Debt service reserve account	Amortized cost	Amortized cost
Loans receivable	Amortized cost	Amortized cost
Long-term investments	FVTPL & FVOCI	FVOCI
Derivative financial instruments	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Convertible senior subordinated notes	FVTPL	FVTPL FVOCI for change in credit risk
Debt	Amortized cost	Amortized cost
Lease liabilities	Amortized cost	Amortized cost

The Company has elected to irrevocably designate its long-term investments as FVOCI as they are not considered to be held for trading.

The Company applied the modified retrospective approach for the adoption of IFRS 9, whereby prior periods were not restated for the impact of the standard. As a result, a decrease in deficit of $46 million with a corresponding adjustment to accumulated other comprehensive loss ("AOCI") was recognized on January 1, 2018 consisting of:

•	Long-term investments (Note 5): reclassification of a $35 million loss (net of a $1 million deferred income tax recovery) from deficit to accumulated other comprehensive loss.

•	Convertible senior subordinated notes (Note 8): reclassification of an $11 million loss from deficit to AOCI.

The following is the new accounting policy for financial instruments under IFRS 9:

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified and measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities measured at amortized cost.

Long-term investments
Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated FVTPL unless they are irrevocably designated, on an individual basis, as FVOCI. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in other comprehensive income ("OCI"). Upon disposal, any accumulated gains and losses remain in equity.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Lease liabilities
Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt
The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt required to be classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the statement of operations.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derecognition of financial assets
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Accounting standards and amendments issued but not yet adopted

IFRS 16 - Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. This requirement to record leases as finance leases is expected to increase lease assets and lease liabilities on the Company's consolidated balance sheet. IFRS 16 will also result in the lease expense previously recognized for operating leases being replaced with depreciation expense for lease assets and interest and financing expense for lease liabilities. On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase both short and long-term liabilities and mining interest balances. As a result of recognizing additional finance leases, it is expected that there will be a reduction in production costs, as operating lease expense will be presented as depreciation expense and interest and financing expense. The Company has not yet quantified the expected impact.

The Company is currently evaluating the effect the standard will have on its consolidated financial statements. In 2017, the Company completed an initial scoping of its existing operating leases and service contracts and is currently updating this scoping. A working group has been formed and assessment of the contracts will begin in the second quarter of 2018 to determine which contracts are in scope for IFRS 16.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3	Significant accounting judgements and estimates

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

4	Inventories

	March 31, 2018	December 31, 2017
	$	$

Gold and silver bullion	32,886	47,916
In-process inventory	12,802	11,464
Ore stock-pile inventory	55,285	55,498
Materials and supplies	113,736	91,567
	214,709	206,445

5	Long-term investments

	March 31, 2018			December 31, 2017

	Cost $	AOCI $	Fair Value $	Cost $	Total Impairment $	AOCI $	Fair Value $

Calibre Mining Corp.	7,844	(4,529)	3,315	7,844	(4,330)	2,012	5,526
RTG Mining Inc.	13,400	(11,507)	1,893	13,400	(12,095)	1,283	2,588
St. Augustine Gold & Copper Ltd.	20,193	(18,608)	1,585	20,193	(18,658)	91	1,626
Goldstone Resources Ltd.	20	(17)	3	20	(18)	2	4
Balance, end of period	41,457	(34,661)	6,796	41,457	(35,101)	3,388	9,744

The Company's long-term investments were previously classified as available-for-sale. Upon adoption of IFRS 9, the Company made the irrevocable election to present changes in the fair value of its long-term investments in OCI. This designation resulted in reclassification of a $35 million cumulative loss (net of a $1 million deferred income tax recovery) on the long-term investments from deficit to AOCI on January 1, 2018.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	March 31, 2018	December 31, 2017
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,108,612	1,094,784
Accumulated depreciation and depletion	(64,149)	(35,477)
	1,044,463	1,059,307
Otjikoto Mine, Namibia
Cost	536,026	527,069
Accumulated depreciation and depletion	(179,707)	(163,153)
	356,319	363,916
Masbate Mine, Philippines
Cost, net of impairment	636,631	625,722
Accumulated depreciation and depletion	(206,255)	(193,925)
	430,376	431,797
Libertad Mine, Nicaragua
Cost, net of impairment	340,958	335,651
Accumulated depreciation and depletion	(272,527)	(263,838)
	68,431	71,813
Limon Mine, Nicaragua
Cost, net of impairment	181,297	173,358
Accumulated depreciation and depletion	(134,692)	(127,740)
	46,605	45,618

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	70,189	69,989
Mocoa, Colombia	—	29,041
Fekola Regional, Mali	20,259	17,211
Toega, Burkina Faso	13,156	10,603
Ondundu, Namibia	5,575	5,246
Other	20,812	18,881
	129,991	150,971
Corporate & other
Office, furniture and equipment, net	677	711
	2,076,862	2,124,133
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	67,644	65,830
	2,144,506	2,189,963

Mocoa

During the quarter ended March 31, 2018, the Company made the decision to dispose of its interest in the Mocoa property. This transaction is expected to close within the next 12 months. As a result, the property has been written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income during the quarter. The estimated fair value of Mocoa was based on the terms and conditions of a Letter of Intent received for the purchase of the property on February 27, 2018. Mocoa has been disclosed as an asset held for sale in the consolidated balance sheet at March 31, 2018.

Fekola

On November 30, 2017, management determined that the Fekola Mine achieved commercial production. Effective December 1, 2017, revenues and production costs relating to Fekola gold production were recorded in the statement of operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the construction phase, the Company capitalized interest costs on its borrowings attributable to funds spent on Fekola in the amount of $5 million for the three months ended March 31, 2017. This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving credit facility (Note 8). No interest was capitalized in the first quarter of 2018.

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company Fekola SA, which now holds the Company’s interest in the Fekola Mine. Upon signing of a shareholder’s agreement between the Company and the State of Mali (the “Fekola Shareholder Agreement”), the Company will contribute a 10% free carried interest to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. The Company has signed a mining convention in the form required under the 2012 Mining Code (the “Fekola Convention”) that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017 the Company finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement and an amendment to the Fekola Mining convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Mine.

7	Other assets

	March 31, 2018	December 31, 2017
	$	$

Debt service reserve accounts (Note 8)	15,442	12,918
Low-grade stockpile	13,145	11,727
Loan receivable, including accrued interest	7,830	7,718
Reclamation deposits	2,282	2,353
Derivative instruments at fair value (Note 11)	2,037	2,768
Other	1,910	2,364
	42,646	39,848

8	Long-term debt

	March 31, 2018	December 31, 2017
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	7,755	18,900
	266,505	277,650
Revolving credit facility:
Principal amount	275,000	350,000
Less: unamortized transaction costs	(5,438)	(5,851)
	269,562	344,149
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	73,010	50,569
Otjikoto equipment loan facility (net of unamortized transaction costs)	18,268	20,750
Masbate equipment loan facility (net of unamortized transaction costs)	11,748	7,719
Finance lease liabilities	2,523	—
Nicaraguan equipment loans	918	1,344
	106,467	80,382

	642,534	702,181

Less: current portion	(299,070)	(302,630)
	343,464	399,551

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Convertible senior subordinated notes
As at March 31, 2018, the fair value of the convertible senior subordinated notes (“convertible notes”) was $267 million. Upon adoption of IFRS 9, the Company was required to reflect the impact of the fair value change related to the Company’s own credit risk through OCI. This change resulted in reclassification of an $11 million cumulative loss on the convertible notes from deficit to AOCI on January 1, 2018.
The gain on fair value of convertible notes recorded in the statement of operations for the three months ended March 31, 2018 was $11 million (2017 – loss of $14 million ). The loss resulting from changes in the Company's credit risk recorded in OCI for the three months ended March 31, 2018 was $0 million (2017 – nil). The change in fair value of the convertible notes recognized in the statement of operations for the three months ended March 31, 2017 was stated after reducing it by $3 million for interest expense which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.
Revolving corporate credit facility

During the three months ended March 31, 2018, the Company repaid $75 million of the revolving credit facility ("RCF"). As at March 31, 2018, the Company had drawn down $275 million under the $500 million RCF, leaving an undrawn and available balance of $225 million.

For three months ended March 31, 2017, the interest and financing expense relating to the RCF recognized in the statement of operations was reduced by $2 million which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at March 31, 2018, the Company was in compliance with these debt covenants.

Subsequent to March 31, 2018, the Company repaid net $25 million of the RCF leaving an undrawn and available balance under the RCF of $250 million.
Fekola equipment loan facility
During the three months ended March 31, 2018, the Company drew down Euro 17 million ($21 million equivalent) under the facility. As at March 31, 2018, Euro 5 million ($6 million equivalent) was available for future drawdowns.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At March 31, 2018, the balance in the DSRA was Euro 8 million ($10 million equivalent, see Note 7).

Masbate equipment loan facility

During the three months ended March 31, 2018, the Company made drawdowns of $4 million under the facility. As at March 31, 2018, $5 million was available for future drawdowns.

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2018, the Company had 983,236,277 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.
For the three months ended March 31, 2018, share-based payments expense, relating to the vesting of stock options, was $3 million (2017 - $1 million).
For the three months ended March 31, 2018, the Company issued 2 million shares for proceeds of $4 million upon the exercise of stock options. Subsequent to March 31, 2018, 1 million shares were issued for proceeds of $2 million upon the exercise of stock options.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the three months ended March 31, 2018, no stock options were granted. As at March 31, 2018, 54 million stock options were outstanding.
For the three months ended March 31, 2018, share-based payments expense, relating to the vesting of restricted share units ("RSUs"), was $1 million (2017 - $0 million).
During the three months ended March 31, 2018, no RSUs were granted. As at March 31, 2018, 1 million RSUs were outstanding.
Earnings per share
For the three months ended March 31, 2018, potential share issuances arising from any future conversion of the convertible notes are included in the calculation of diluted weighted average shares outstanding and their impact removed from diluted net income attributable to shareholders of the Company as these securities are dilutive.
The following is the calculation of diluted net income (loss) attributable to shareholders of the Company for the period:

	For the three months ended Mar. 31, 2018	For the three months ended Mar. 31, 2017

Net income (loss) for the period attributable to shareholders of the company	$56,482	$(5,499)
Dilutive impact of gain on fair value of convertible notes	$(11,214)	$—
Diluted net income (loss) for the period	$45,268	$(5,499)
The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended Mar. 31, 2018	For the three months ended Mar. 31, 2017

Basic weighted average number of common shares outstanding (in thousands)	982,160	970,440

Effect of dilutive securities
Convertible notes	65,798	—
Stock options	15,135	—
Restricted share units	439	—
Diluted weighted average number of common shares outstanding (in thousands)	1,063,532	970,440
The following is the basic and diluted earnings (loss) per share:

	For the three months ended Mar. 31, 2018	For the three months ended Mar. 31, 2017

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$0.06	$(0.01)
Diluted	$0.04	$(0.01)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10	Prepaid Sales

During the three months ended March 31, 2018, the Company delivered 12,908 ounces into contracts valued at $15 million. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations.

As at March 31, 2018, the Company had $75 million of outstanding contracts for the delivery of 64,007 ounces with 38,725 ounces to be delivered during 2018 and 25,282 ounces during 2019.

11	Derivative Financial instruments

Gold forwards

As at March 31, 2018, the Company had gold forward contracts with respect to the Otjikoto Mine for the delivery of 26,937 ounces during 2018, at a price of 15,044 Rand per ounce, which are recorded at FVTPL. The unrealized fair value of these contracts at March 31, 2018 was $(2) million.
Forward contracts – fuel oil, gas oil, diesel
During the three months ended March 31, 2018, the Company entered into additional forward contracts for the purchase of 11,449,000 litres of fuel oil and 8,061,000 litres of gas oil with settlements scheduled between July 2019 and March 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL.
The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at March 31, 2018:

	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	34,803	30,858	7,629	73,290
Average strike price	$0.31	$0.30	$0.29	$0.30

Forward – gas oil:
Litres (thousands)	18,151	19,383	4,832	42,366
Average strike price	$0.41	$0.43	$0.48	$0.43

Forward – diesel:
Litres (thousand)	2,714	1,399	47	4,160
Average strike price	$0.42	$0.43	$0.41	$0.42
The unrealized fair value of these contracts at March 31, 2018 was $7 million.
Interest Rate Swaps

The Company has a series of interest swaps with a notional amount of $100 million with settlements scheduled between April 2018 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at March 31, 2018 was $2 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Financial Instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at March 31, 2018, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at March 31, 2018		As at December 31, 2017
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	6,796	—	9,744	—
Convertible senior subordinated notes (Note 8)	—	(266,505)	—	(277,650)
Gold forward contracts (Note 11)	—	(2,380)	—	(4,952)
Fuel derivative contracts (Note 11)	—	6,602	—	7,366
Interest rate swaps (Note 11)	—	1,544	—	1,246

The fair value of the Company’s long-term investments and convertible senior subordinated notes were determined using market quotes from an active market for each investment.
The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.
The fair value of the Company's other financial instruments approximate their carrying value.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Mar. 31, 2018	For the three months ended Mar. 31, 2017
	$	$

Consolidated income before income taxes	87,959	401
Canadian federal and provincial income tax rates	27.00%	26.00%
Income tax expense at statutory rates	23,749	104

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	582	(7,397)
Non-deductible expenditures	6,746	2,934
Losses for which no tax benefit has been recorded	7,921	4,812
Withholding tax and minimum tax	3,427	3,026
Change due to foreign exchange	(12,035)	(1,093)
Amounts over provided in prior years	141	—
Changes in estimates of deferred tax assets	—	540
Non-deductible portion of losses	—	2,032
Income tax expense	30,531	4,958

Current income tax, withholding and other taxes expense	39,479	4,760
Deferred income tax (recovery) expense	(8,948)	198
Income tax expense	30,531	4,958

Included in income tax expense for the three months ended March 31, 2018, is $5 million related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12 Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Mar. 31, 2018	For the three months ended Mar. 31, 2017
	$	$

Depreciation and depletion	81,248	36,381
Delivery into prepaid sales (Note 10)	(15,000)	(15,000)
Impairment of long-lived assets (Note 6)	18,186	—
Unrealized (gain) loss on fair value of convertible notes (Note 8)	(11,214)	14,456
Share-based payments	3,994	1,601
Unrealized (gains) losses on derivative instruments	(2,105)	5,337
Write-down of mineral property interests	—	1,439
Write-down of long-term investments (Note 5)	—	883
Accretion of mine restoration provisions	565	470
Provision for non-recoverable input taxes	556	578
Deferred income tax (recovery) expense (Note 13)	(8,948)	198
Other	7,435	1,033
	74,717	47,376

Changes in non-cash working capital:

	For the three months ended Mar. 31, 2018	For the three months ended Mar. 31, 2017
	$	$

Accounts receivable and prepaids	(1,302)	(2,417)
Value-added and other tax receivables	(557)	(245)
Inventories	(15,892)	(7,547)
Accounts payable and accrued liabilities	(4,540)	1,793
Current income and other taxes payables	36,101	(8,545)
	13,810	(16,961)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Mar. 31, 2018	For the three months ended Mar. 31, 2017
	$	$

Masbate Mine, exploration	(1,098)	(1,392)
Libertad Mine, exploration	(1,167)	(1,281)
Limon Mine, exploration	(1,308)	(823)
Otjikoto Mine, exploration	(404)	(331)
Fekola Project, exploration	(1,985)	(1,447)
Kiaka Project, exploration	(153)	(1,025)
Fekola Regional, exploration	(3,199)	(1,843)
Toega Project, exploration	(2,189)	(1,127)
Ondundu, exploration	(329)	(663)
Other	(1,821)	(1,081)
	(13,653)	(11,013)

Non-cash investing and financing activities:

	For the three months ended Mar. 31, 2018	For the three months ended Mar. 31, 2017
	$	$

Share-based payments, capitalized to mineral property interests	364	241
Interest expense, capitalized to mineral property interests	—	4,771
Change in current liabilities relating to mineral property expenditures	(10,276)	(5,388)
Foreign exchange loss on Fekola equipment loan facility	(1,472)	—

A subsidiary of the Company, Kronk Resources Inc, has $1 million in cash and cash equivalents that is restricted for its own activities and not available for use by B2Gold.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Segmented Information

The Company’s reportable operating segments include its mining operations, namely the Fekola, Otjikoto, Masbate, Libertad, and Limon mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended March 31, 2018
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	163,280	57,035	80,136	21,959	6,878	—	15,000	344,288
Intersegment gold revenue	—	—	—	2,878	14,414	—	(17,292)	—
Production costs	33,132	23,494	33,241	19,296	13,135	—	—	122,298
Depreciation & depletion	32,601	17,518	13,388	8,006	9,735	—	63	81,311
Net income (loss)	58,919	11,486	16,954	(5,413)	(3,264)	(18,618)	(2,636)	57,428
Capital expenditures	23,072	11,780	12,935	5,782	7,288	10,127	31	71,015
Total assets	1,235,778	447,357	518,060	106,752	74,209	210,285	95,190	2,687,631

	For the three months ended March 31, 2017
	Fekola Mine	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	—	47,677	59,979	22,246	1,354	—	15,000	146,256
Intersegment gold revenue	—	—	—	8,825	7,051	—	(15,876)	—
Production costs	—	15,241	24,979	19,879	6,948	—	—	67,047
Depreciation & depletion	—	13,230	8,380	10,462	4,309	—	46	36,427
Net income (loss)	463	6,089	19,856	(3,868)	(5,192)	290	(22,195)	(4,557)
Capital expenditures	69,257	12,883	16,346	4,873	4,154	8,324	26	115,863
Total assets	1,013,350	471,836	493,460	107,874	64,914	186,941	60,878	2,399,253

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations:

	March 31, 2018	December 31, 2017
	$	$
Mining interests
Mali	1,069,894	1,081,364
Philippines	430,376	431,797
Namibia	362,516	369,763
Nicaragua	119,409	121,671
Colombia	67,644	94,871
Burkina Faso	89,236	85,676
Finland	3,560	2,991
Canada	677	711
Other	1,194	1,119
	2,144,506	2,189,963

16	Commitments

As at March 31, 2018, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $6 million for the plant upgrade and $2 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2018.

•	For payments of $3 million for mobile equipment and $1 million for mining software at the Fekola Mine, all of which is expected to be incurred in 2018.

•	For payments of $1 million for construction of a Solar Plant at the Otjikoto Mine, all of which is expected to be incurred in 2018.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the three months ended March 31, 2018
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2017	Additions	Disposals/ write-offs	Reclass	Balance at Mar. 31, 2018	Balance at Dec. 31, 2017	Depreciation	Disposals/ write-offs	Balance at Mar. 31, 2018	As at Mar. 31, 2018	As at Dec. 31, 2017
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,094,784	13,828	—	—	1,108,612	(35,477)	(28,672)	—	(64,149)	1,044,463	1,059,307
Otjikoto	527,069	8,973	(16)	—	536,026	(163,153)	(16,563)	9	(179,707)	356,319	363,916
Masbate	625,722	11,360	(451)	—	636,631	(193,925)	(12,781)	451	(206,255)	430,376	431,797
Libertad	335,651	5,332	(25)	—	340,958	(263,838)	(8,708)	19	(272,527)	68,431	71,813
Limon	173,358	7,939	—	—	181,297	(127,740)	(6,952)	—	(134,692)	46,605	45,618
	2,756,584	47,432	(492)	—	2,803,524	(784,133)	(73,676)	479	(857,330)	1,946,194	1,972,451

Exploration & evaluation properties (non-depletable)
Kiaka	69,989	200	—	—	70,189	—	—	—	—	70,189	69,989
Mocoa	29,041	—	(18,186)	(10,855)	—	—	—	—	—	—	29,041
Fekola Regional	17,211	3,048	—	—	20,259	—	—	—	—	20,259	17,211
Toega	10,603	2,553	—	—	13,156	—	—	—	—	13,156	10,603
Ondundu	5,246	329	—	—	5,575	—	—	—	—	5,575	5,246
Other	18,881	1,931	—	—	20,812	—	—	—	—	20,812	18,881
	150,971	8,061	(18,186)	(10,855)	129,991	—	—	—	—	129,991	150,971

Corporate
Office, furniture & equipment	2,264	31	—	—	2,295	(1,553)	(65)	—	(1,618)	677	711

	2,909,819	55,524	(18,678)	(10,855)	2,935,810	(785,686)	(73,741)	479	(858,948)	2,076,862	2,124,133

Investments in joint ventures (accounted for using the equity method)
Gramalote	65,830	1,814	—	—	67,644	—	—	—	—	67,644	65,830

	2,975,649	57,338	(18,678)	(10,855)	3,003,454	(785,686)	(73,741)	479	(858,948)	2,144,506	2,189,963

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the year ended December 31, 2017
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2016	Additions	Disposals/ write-offs	Reclass	Balance at Dec. 31, 2017	Balance at Dec. 31, 2016	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2017	As at Dec. 31, 2017	As at Dec. 31, 2016
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	—	26,577	—	1,068,207	1,094,784	—	(35,477)	—	(35,477)	1,059,307	—
Otjikoto	481,378	46,193	(2,966)	2,464	527,069	(95,698)	(67,680)	225	(163,153)	363,916	385,680
Masbate	517,457	56,815	(9,430)	60,880	625,722	(165,224)	(37,999)	9,298	(193,925)	431,797	352,233
Libertad	300,816	35,190	(355)	—	335,651	(226,488)	(37,425)	75	(263,838)	71,813	74,328
Limon	151,186	23,420	(1,248)	—	173,358	(107,255)	(21,610)	1,125	(127,740)	45,618	43,931
	1,450,837	188,195	(13,999)	1,131,551	2,756,584	(594,665)	(200,191)	10,723	(784,133)	1,972,451	856,172

Undeveloped mineral interests
Masbate	60,880	—	—	(60,880)	—	—	—	—	—	—	60,880

Mine under construction
Fekola	908,855	159,352	—	(1,068,207)	—	—	—	—	—	—	908,855

Exploration & evaluation properties (non-depletable)
Kiaka	64,907	5,082	—	—	69,989	—	—	—	—	69,989	64,907
Mocoa	29,004	37	—	—	29,041	—	—	—	—	29,041	29,004
Fekola Regional	9,326	7,885	—	—	17,211	—	—	—	—	17,211	9,326
Toega	4,819	5,784	—	—	10,603	—	—	—	—	10,603	4,819
Ondundu	2,130	3,116	—	—	5,246	—	—	—	—	5,246	2,130
Other	13,776	6,555	(1,450)	—	18,881	—	—	—	—	18,881	13,776
	123,962	28,459	(1,450)	—	150,971	—	—	—	—	150,971	123,962

Corporate
Office, furniture & equipment	1,827	437	—	—	2,264	(1,340)	(213)	—	(1,553)	711	487

	2,546,361	376,443	(15,449)	2,464	2,909,819	(596,005)	(200,404)	10,723	(785,686)	2,124,133	1,950,356

Investments in joint ventures (accounted for using the equity method)
Gramalote	53,724	12,106	—	—	65,830	—	—	—	—	65,830	53,724

	2,600,085	388,549	(15,449)	2,464	2,975,649	(596,005)	(200,404)	10,723	(785,686)	2,189,963	2,004,080